INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

February 27, 2020

VIA EDGAR

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Voya Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Mr. Zapata:

This letter responds to comments provided to Paul Caldarelli and Joanne Osberg on February 18, 2020, by the Staff of the U.S. Securities and Exchange Commission (the "Staff"), regarding the Proxy Statement of Voya Variable Portfolios, Inc. ("Registrant"), filed on February 10, 2020. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement. Our summary of the comments and our responses thereto are provided below.

1.	Comment:	Please confirm the series and class identifiers will be eliminated once liquidation consummated.
	Response:	The Registrant so confirms.
2.	Comment:	Please clearly mark the proxy card as preliminary proxies per Rule 14a-6e(1).
	Response:	The Registrant will include for future filings.
3.	Comment:	Please confirm supplementally that the liquidation will be consistent with the Northwestern line of no-action letters, and all applicable conditions will be complied with.
	Response:	The insurance companies that serve as record holders of shares of the Portfolios have informed the Registrant that the liquidations will be effected in a manner consistent with the line of no-action letters including the relief granted to Northwestern National Life Insurance Company et al in April 1995, and
that all applicable conditions would be complied with in connection therewith.
4.	Comment:	Please confirm that contract holders have received notice of the form, a supplement to the current prospectus, from the liquidating funds to other options without occurring other charges.
	Response:	The Registrant so confirms.
5.	Comment:	Please confirm that after the liquidation any contract owners that will have values transferred will be notified that they have the same transfer and surrender rights for another 90 days.
	Response:	The insurance companies that serve as record holders of shares of the Portfolios have informed the Registrant that after the liquidation any contract owners that will have values transferred will be notified that they have the same transfer and surrender rights for another 90 days.

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

February 27, 2020

Page | 2

6.	Comment:	Please confirm that the substitution has met the conditions of the AIG and The American
Enterprise Life Insurance Company no action letters, as applicable.
	Response:	The insurance companies that serve as record holders of shares of the Portfolios have informed the Registrant that the liquidations will be affected in a manner consistent with the conditions set forth in the no-action relief granted to The American Enterprise Life Insurance Company in April 2002 and
to AIG Life Insurance Company in August 2001.
7.	Comment:	For each Proposal, please provide a more fulsome discussion as to the factors considered by the Board.
	Response:	The Registrant has added additional disclosure as requested.
8.	Comment:	With respect to the section entitled "How will the Liquidation affect the value of my Variable
Contract or Qualified Plan," under each Proposal, please clarify what notice is being referenced regarding the "product supplement."
	Response:	The Proposals have been revised to make reference to "the product prospectus supplement to each variable contract dated January 30, 2020 provided by your insurance company."
9.	Comment:	With respect to the section entitled "How will the Liquidation affect the value of my Variable
Contract or Qualified Plan," under each Proposal, the disclosure references that a Variable Contract Holder would be able to transfer contract values out of any subaccount invested in the Portfolio "free of charge at any time." Is this accurate or must the transfer be completed within 60 days?
	Response:	The Registrant confirms that the information is accurate as disclosed.
10.	Comment:	With respect to the section entitled "How will the Liquidation affect the value of my Variable
Contract or Qualified Plan," under each Proposal, please add similar disclosure confirming that the transfer rights of holders will remain the same.
	Response:	The Registrant has added additional disclosure as requested.
11.	Comment:	With respect to the section entitled "How will the Liquidation affect the value of my Variable
Contract or Qualified Plan," under each Proposal, please revise to state that charges are waived for 90 days thereafter, pursuant to the AIG No-Action Letter.
	Response:	The Registrant declines to make the requested change but notes that the insurance companies that serve as record holders of shares of the Portfolios have informed the Registrant that the liquidations will be affected in a manner consistent with the conditions set forth in the no-action relief granted to AIG Life Insurance Company in August 2001.
12.	Comment:	With respect to the section entitled "If approved by shareholders how will the Liquidation
Plan be executed," under each proposal, please explain the meaning of the assets will be distributed
"ratably among shareholders of record."
	Response:	The noted section has been revised to state that "shareholders will receive an amount equal to the net asset value of the shares they held in [each respective] Portfolio".
13.	Comment:	Please move the information regarding the default money market fund in Appendix A into the body of the prospectus.

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

February 27, 2020

Page | 3

	Response:	The Registrant appreciates the comment but believes providing this information in a separate appendix is more prominent.
14.	Comment:	Please confirm or add the appropriate disclosure, that the money market fund has completely different strategies, and is essentially a holding account for liquidation proceeds.
	Response:	The Registrant has added additional disclosure as requested.
15.	Comment:	With respect to the section entitled "Are there any federal income tax consequences,"
under each proposal, please state that the transfer of proceeds to the money market fund will not be taxable.
	Response:	The Registrant has added additional disclosure as requested.
16.	Comment:	Please explain why a shareholder vote is being sought, providing law and other regulatory requirements.
	Response:	Pursuant to the Liquidation Plan, if current shareholders of the Portfolio have not elected to move their interest in such Portfolio to a new investment option prior to the respective Portfolio's
Liquidation Date, the liquidation proceeds related to the shareholder's interest in the Portfolio will be reinvested in Voya Government Liquid Assets Portfolio. Therefore, consistent with the position the SEC staff took in the Northwestern National Life Insurance Company et al no-action letter (April 10, 1995), the contract holders are being asked to approve the liquidations in the Proxy Statement.
17.	Comment:	With respect to the section entitled "Who pays the costs of the Portfolio's liquidation," under each proposal, please provide an estimate of the liquidation costs for each Portfolio. Additionally:
17(a): General liquidation – Each Portfolio will decide on the collectability of all receivables, please include in each Proposal the liquidation costs, including the receivables that will not be collected.
17(b): Comment from accountants – Please confirm whether codification topic 450 and FAS 5 will be used in accounting for the liquidation.
Response:
17(a). The Registrant has revised each proposal to include the costs of the liquidations. In addition, the
Registrant has reviewed the collectability of all receivables and determined that all receivables are collectible. Upon the liquidation of each Portfolio, the Adviser has agreed to loan the funds for the balance of the receivables, ensuring shareholders would receive their full benefits. When cash is received for the accrued receivables post liquidation, the Portfolios will reimburse the Adviser for the loan amounts.
17(b). The Registrant confirms topic 450 and FAS 5 will be used in accounting for the liquidations.
18.	Comment:	With respect to the section entitled "Can I revoke my proxy after I submit it," under the heading of "General Information about the Proxy Statement," please provide an approximation of any solicitation costs.
	Response:	The Registrant confirms that there will be no solicitation costs for this Proxy.
19.	Comment:	With respect to the sub-section entitled "Quorum and Tabulation," under the section "How will my shares be voted," included under the heading of "General Information about the Proxy Statement,"

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

February 27, 2020

Page | 4

the wording is a bit awkward. Please provide what the quorum requirement is and consider redrafting to more clearly define what it means to vote in person or by proxy.

	Response:	The last sentence of this paragraph has been revised to state "The presence of shareholders of record, in person or by proxy, entitled to cast a majority of the votes shall be necessary to constitute a quorum for the transaction of business."
20.	Comment:	With respect to the sub-section entitled "Broker Non-Votes and Abstentions," under the section "How will my shares be voted," included under the heading of "General Information about the Proxy
Statement," please delete this sub-section as there should be none in this case.
	Response:	We have removed references to broker non-votes from the Proxy Statement. Because it is possible that the insurance companies that serve as record holders of shares of the Portfolios could abstain from voting, we have retained disclosure regarding abstentions.
21.	Comment:	With respect to the section entitled "How many shares are outstanding," under the heading of "General Information about the Proxy Statement," please add additional disclosure discussing when the contract value can no longer be allocated to the portfolios, assuming the liquidations are approved.
	Response:	The Registrant has added additional disclosure as requested.
22.	Comment:	Please confirm that the Portfolios will stay current on all filing obligations after the liquidations, up until the Portfolios are deregistered.
	Response:	The Registrant so confirms.
23.	Comment:	With regard to Appendix A, please confirm that the waiver for Voya Government Liquid
Assets Portfolio will be extended for one year, until May 1, 2021.
	Response:	The Registrant so confirms.
24.	Comment:	With regard to Appendix A, please include the performance information as of December
31, 2019 for Voya Government Liquid Assets Portfolio.
	Response:	The Registrant appreciates the Staff's comment but believes the current disclosure is adequate.
25.	Comment:	With regard to Appendices B through E, please include Exhibit A referenced under bullet number 8 for each form of Plan of Liquidation for the Portfolios.
	Response:	Exhibit A has been added to each form of Plan of Liquidation for the Portfolios.

* * * * * * * * * * * *

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

February 27, 2020

Page | 5

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649 or Joanne Osberg at 480.477.2260.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP